Exhibit 12(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(3,530)	$515	$(9,039)
Add: Total federal income tax expense (benefit)	318	351	(504)
Fixed charges (see detail below)	3,150	2,420	4,518
Preferred dividends of subsidiaries	—	—	—

Total earnings (loss)	$(62)	$3,286	$(5,025)

FIXED CHARGES:
Interest expense	$3,127	$2,395	$4,492
Rentals representative of the interest factor	23	25	26

Fixed charges deducted from earnings	3,150	2,420	4,518
Preferred dividends of subsidiaries (pretax) (a)	—	—	—

Total fixed charges	3,150	2,420	4,518

Preference dividends of registrant (pretax) (a)	—	—	—

Fixed charges and preference dividends	$3,150	$2,420	$4,518

RATIO OF EARNINGS TO FIXED CHARGES (b)	—	1.36	—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	—	1.36	—

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	For the years ended December 31, 2010 and 2008, fixed charges and combined fixed charges and preference dividends exceed earnings by $3.212 billion and $9.543 billion, respectively.